CORPORACION
MAPFRE

EDIFICIO MAPFRE, CTRA. DE POZUELO A MAJADAHONDA, 52 - 28220 MAJADAHONDA (MADRID)
TEL. (+34) 915 81 11 00 - FAX: (+34) 915 81 11 34

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

Madrid, 27 October 2003

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9th September 1991 has not changed.

Yours truly,

Luigi Lubelli
Finance Director

RELEVANT FACT

Translation from Spanish

In compliance with the requirements of article 82 of the Securities Market Law (Ley del Mercado de Valores), notice is hereby given to the CNMV that it has been agreed that MAPFRE MUTUALIDAD DE SEGUROS Y REASEGUROS A PRIMA FIJA (the controlling shareholder of CORPORACION MAPFRE) will acquire 100% of the share capital of MAPFRE CORPORATION OF FLORIDA, the holding company ~~of~~ for the subsidiaries of SISTEMA MAPFRE that operate in Florida (U.S.A.). The acquisition price will be set on the basis of an objective valuation, which will be carried out by independent experts. Currently, MAPFRE CORPORATION OF FLORIDA is owned by MAPFRE USA CORPORATION (a company based in Puerto Rico, in which CORPORACION MAPFRE holds indirectly a controlling stake).

As of December 2002, the premiums and results of MAPFRE CORPORATION OF FLORIDA amounted to USD 12 million and USD 0.5 million, respectively, figures which underline its small scale. A wide-encompassing change is deemed to be necessary in order to penetrate the North American market, albeit in one single State. Such change begins with an increase in the financial capacity of the company, which will allow the development of an own distribution network and the strengthening of the internal management structure with qualified staff, together with, adequate procedures, systems and services. The long-term financial commitment necessary to carry out the transformation detailed above exceeds the resources that CORPORACION MAPFRE can make available for this project.

Consequently, the aim of this transaction is to allow MAPFRE MUTUALIDAD to develop this project. It is foreseen that, once such investment project will have achieved a reasonable degree of stability in its returns, MAPFRE CORPORATION OF FLORIDA will become once again a subsidiary of CORPORACION MAPFRE. The price at which that transaction will be carried out will be set objectively at that moment by an independent expert.

Madrid, 23 October 2003

COMISION NACIONAL DEL MERCADO DE VALORES. Paseo de la Castellana, 19. MADRID.